PO BOX 2229, GREAT FALLS, MT 59403-2229
Via Fax and Edgar
December 16, 2008
Mr. William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:	Energy West, Incorporated
Form 10-K for Fiscal Year Ended June 30, 2008
Filed September 30, 2008, as amended
Form 10-Q for Fiscal Quarter Ended September 30, 2008
Filed November 14, 2008
File No. 0-14183
Dear Mr. Thompson:
On behalf of Energy West, Incorporated, a Montana corporation, please find below Energy West’s responses to comments of the staff of the Securities and Exchange Commission contained in your letter to Richard M. Osborne dated November 24, 2008. Our legal counsel, Christopher J. Hubbert, responded to comments 3, 4 and 5 in a letter to you dated November 26, 2008. Our responses to the remaining comments follow and are numbered to correspond to the numbered paragraphs in your letter.
Form 10-K for Fiscal Year Ended June 30, 2008
Item 1. Business, page 1
1.	We note that you disclose revenues from natural gas operations in Montana, Wyoming, North Carolina and Maine. Please show us how to reconcile the data to the segment results disclosed in Note 12 to the financial statements. In addition, please revise your disclosure so that the revenue data aggregates to the total amount of revenues from natural gas operations disclosed in Note 12.

Mr. William Thompson
Securities and Exchange Commission

The following table reflects the reconciliation of the data contained in the Business section of our Form 10-K and the revenue disclosed in Note 12 to our financial statements:

	Years Ended June 30,
	2008	2007	2006
	(in thousands)
Revenue from Business Section
Montana	$38,403	$34,239	$38,349
Wyoming	11,428	11,995	17,395
North Carolina	5,060
Maine	4,899

Total	$59,790	$46,234	$55,744

Montana transposition error(a)		540

Eliminations for revenue between our natural gas operations in Montana and our marketing and production operations(b)	(451)	(334)	(292)

Consolidated Revenue (net of eliminations) from Note 12 to the Financial Statements	$59,339	$46,440	$55,452

Eliminations for revenue between our natural gas and marketing and production operations
Wyoming(c)	303	301	300
Montana	451	334	292

Total(d)	754	635	592

Natural Gas Operations — Revenue from Note 12 to the Financial Statements	$60,093	$47,075	$56,044

(a)	A transposition error occurred in the amount of revenue that we disclosed for Montana in 2007 in the Business section of our Form 10-K. The correct amount of revenue for Montana in 2007 was $19,827,000 rather than $19,287,000, a difference of $540,000.

(b)	The data in the Business section of our Form 10-K includes revenue allocated from our natural gas operations in Montana to our marketing and production operations.

(c)	The Business section of our Form 10-K does not include revenue from our marketing and production operations to our natural gas operations in Wyoming.

(d)	The intercompany revenue allocated to our Montana and Wyoming natural gas operations is eliminated on a consolidated basis and is accounted for in the column captioned “Eliminations” in the tables contained in Note 12 for fiscal years 2008, 2007 and 2006.
The following table revises the revenue data from our natural gas operations in Montana so that the revenue data in total for Montana, Wyoming, North Carolina and Maine

Mr. William Thompson
Securities and Exchange Commission

aggregates to the total amount of revenue from our natural gas operations disclosed in Note 12. We revised the Residential line of the revenue data in Montana for 2007 to correct the transposition error. We also deducted the eliminations to account for revenue between our natural gas operations in Montana and our marketing and production operations.

	Revenue Montana Gas
	(in thousands)

	Years Ended June 30,
	2008	2007	2006
Residential	$21,692	$19,493	$21,863
Commercial	13,923	12,894	14,233
Transportation	2,337	2,058	1,961

Total	$37,952	$34,445	$38,057

In future filings, we will present revenue of our natural gas operations net of eliminations so that the revenue data in the Business section aggregates to the consolidated revenue from our natural gas operations disclosed in Note 12 to our financial statements.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28
Critical Accounting Policies, page 28
2.	Please revise to describe the material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements that have had or that you reasonably expect will have a material impact on financial condition and operating performance and on the comparability of reported information among periods. Such disclosure should supplement, not duplicate, the accounting policies disclosed in the notes to the financial statements. In doing so, please identify those accounting estimates or assumptions where there is a significant amount of subjectivity involved, the estimates or assumptions are susceptible to change, and the impact of the estimates and assumptions on your financial condition or operating performance is material. Discuss, to the extent material, such factors as how you arrived at each estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past and whether the estimate/assumption is reasonably likely to change in the future. We would expect you to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and to provide greater insight into the quality and variability of information regarding financial condition and operating performance. Also, since critical accounting estimates and assumptions

Mr. William Thompson
Securities and Exchange Commission

are based on matters that are uncertain or difficult to measure, you should analyze and disclose their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please refer to Item 303(a)(3)(ii) of Regulation S-K as well as the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations available on our web site at www.sec.gov.
We believe that our current disclosure and discussion of critical accounting polices does supplement, and not merely duplicate, our accounting policy disclosure in the notes to our financial statements. In future filings, we will include additional disclosure, comparable to the disclosure attached as Exhibit A, that more fully addresses the points discussed in this comment.
Consolidated Financial Statements
Notes to the Financial Statements, page F-8
Note 3. Acquisitions and Extraordinary Gain, page F-14
6.	Please show us your tests to determine whether Frontier Utilities met any of the conditions requiring audited financial statements. Refer to Rule 3-05(b)(2) and Rule 1-02(w) of Regulation S-X.
On December 27, 2006, we entered into a letter of intent with Sempra Energy, Inc. (“Sempra”) to purchase all of the shares of two of Sempra’s wholly-owned subsidiaries, Frontier Utilities of North Carolina, Inc., which operates a natural gas utility in Elkin, North Carolina through its subsidiary, Frontier Natural Gas, LLC (fka Frontier Energy, LLC)(collectively, “Frontier”), and Penobscot Natural Gas Company, Inc., which operates a natural gas utility in Bangor, Maine through its subsidiary Bangor Gas Company, LLC (collectively, “Bangor”). At the time we entered into the letter of intent, we contemplated that the acquisition of Frontier and Bangor would be effectuated by a single purchase agreement. However, the acquisition of Frontier was subject to the approval by the North Carolina Utility Commission and the acquisition of Bangor was subject to the approval by the Maine Public Service Commission. Because these approvals would not be obtained simultaneously, and could have been several months apart, we decided to execute separate purchase agreements so we could consummate each acquisition promptly after approval by the applicable state utility commission. However, both Energy West and Sempra considered the acquisition of the two companies to be a “package deal.”
Accordingly, on February 5, 2007 we announced in a press release that we had executed two stock purchase agreements with Sempra for the sale and purchase of Frontier and Bangor for a total purchase price of $5 million, subject to adjustments for changes in

Mr. William Thompson
Securities and Exchange Commission

working capital. We received regulatory approval from the North Carolina Utility Commission in September 2007 and consummated the acquisition of Frontier on October 1, 2007. We received regulatory approval from the Maine Public Service Commission in November 2007 and consummated the acquisition of Bangor on December 3, 2007.
For financial reporting purposes, we believed our acquisition of Frontier and Bangor from Sempra to be an acquisition of a group of related businesses under common control as contemplated by Rule 3-05 of Regulation S-X. In determining whether we needed to include audited financial statements for Frontier and Bangor in our Form 10-K, we compared our annual consolidated financial statements for the most recent fiscal year ended June 30, 2007 with the annual financial statements of Frontier and Bangor for their most recent fiscal years ended December 31, 2006 in accordance with Rule 3-05.
The following table reflects our application of the three tests contained in Rule 1-02(w) of Regulation S-X:

	Energy West	Frontier/Bangor	Percentage
	(in thousands)
Purchase Price/Total Assets	$51,834	$5,357	10.3%
Total Assets	51,834	7,520	14.5%
Pre-tax Income (loss) from Continuing Operations	3,530	(288)	N/A
Because none of the test results met the 20% threshold contained in Rule 3-05(b)(2)(i), we concluded that audited financial statements of Frontier and Bangor were not required to be included in our Form 10-K.
Note 4. Natural Gas Wells, page F-16
7.	We note that your financial statements are incorporated into a Securities Act registration statement, and it appears that you relied on an independent reservoir engineer in estimating net gas reserves. Please tell us the nature and extent of the involvement of the independent reservoir engineer in estimating net gas reserves and whether the engineer is an expert within the meaning of the Securities Act. Please summarize the facts and circumstances supporting your conclusion and explain in detail why you are not required to name the independent reservoir engineer and file the consent required by Item 601(b)(23) of Regulation S-K. Refer to Section 436(b) of Regulation C and Section 7(a) of the Securities Act of 1933.
We engaged Kevin Ancell, who is affiliated with Ancell Energy Consulting, Inc., to estimate the quantity of natural gas contained in our gas wells and gathering systems.

Mr. William Thompson
Securities and Exchange Commission

We engage an independent engineer to evaluate the reserves and estimate the quantity of natural gas in the reserves annually and to submit a report to one of our executive officers for review.
We make no conclusion at this time as to whether Mr. Ancell is an expert for purposes of Section 7(a) of the Securities Act, but believe that obtaining and filing his consent was, in either event, not required. Section 7(a) requires a consent only where an engineer is “named” as having prepared or certified a report or valuation used in connection with a registration statement. 15 U.S.C. § 77g(a) (1990). The legislative history of Section 7 indicates that it was intended “to protect against unauthorized use of the expert’s name.” (H.R. Rep. No. 152, 73rd Cong., 1st Sess. 26 (1933)). We did not name Mr. Ancell in our Form 10-K and therefore believe his consent was not required under Section 7(a).
In light of Section 7(a) and it legislative history, we believe Mr. Ancell’s consent was not required under Rule 436(b) either. Rule 436(b) requires the consent of experts where information is set forth “upon the authority of or in reliance upon such persons as experts.” 17 C.F.R. § 230.436 (1993). Absent disclosure of the engineer’s identity, we did not believe we were indicating to investors that the engineer was an “expert” or that the reserves estimates were disclosed “upon the authority of or in reliance upon” him.
Additionally, Industry Guide 2, Disclosure of oil and gas operations, applies only where oil and gas exploration operations are “material.” We are primarily a natural gas distribution company, not an oil and gas exploration company, and our production operations are relatively small compared to our distribution operations. In addition, as stated in Note 4 to our financial statements, our production operations do not rise to a level that would require disclosure under SFAS No. 69, Disclosure About the Oil and Gas Producing Properties, which is referenced under Items 2 (Production) and 3 (Productive Wells and Acreage) of Industry Guide 2.
For these reasons, we do not believe Mr. Ancell’s consent is required by Section 7(a) or Rule 436(b).
Note 12. Segments of Operations, page F-22
8.	Please disclose the factors used to identify your reportable segments and whether operating segments have been aggregated. Also disclose the basis of accounting for transactions between reportable segments. Refer to paragraphs 25, 26 and 31 of SFAS 131.
In future filings, we will include the factors used to identify our reportable segments and indicate how our operating segments are aggregated and disclose the basis of accounting for transactions between our reportable segments. We expect to include the following

Mr. William Thompson
Securities and Exchange Commission

additional disclosure in our Segments of Operations footnote on Form 10-K for the transition period ending December 31, 2008:
The following tables set forth summarized financial information for the Company’s natural gas operations, marketing and production operations, pipeline operations, discontinued (formerly propane) operations, and corporate and other operations. The Company classifies its segments to provide investors with the view of the business through management’s eyes. The Company primarily separates its state regulated utility businesses from the non-regulated marketing and production business and from the federally regulated pipeline business. The Company has regulated utility businesses in the states of Montana, Wyoming, North Carolina and Maine and these businesses are aggregated together to form our natural gas operations. Transactions between reportable segments are accounted for on the accrual basis, and eliminated prior to external financial reporting. Inter-company eliminations between segments consist primarily of gas sales from the marketing and production operations to the natural gas operations, inter-company accounts receivable, accounts payable, equity, and subsidiary investment.
Form 10-Q for Fiscal Quarter Ended September 30, 2008
9.	Please address the comments above in future filings on Form 10-Q to the extent applicable.
To the extent applicable, we will include our responses above in future filings on Form 10-Q.
Exhibits 31.1 and 31.2
10.	Please include the parenthetical language omitted from paragraph 4(d) in future filings. Refer to Item 601(b)(31) of Regulation S-K.
We excluded the parenthetical language from paragraph 4(d) in Item 601(b)(31) because this exhibit was not included as part of our annual report on Form 10-K. In future filings, we will include the parenthetical language.

Mr. William Thompson
Securities and Exchange Commission

Acknowledgment
Per your request, we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in our SEC filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
I trust that the foregoing is responsive to the comments of the staff. If you have any questions regarding the responses by Energy West set forth in this letter, please do not hesitate to contact me at 440-974-3770 or Christopher J. Hubbert at 216-736-7215.

/s/ Thomas J. Smith
Thomas J. Smith, Chief Financial Officer

cc:	Richard M. Osborne, Chairman and Chief Executive Officer Audit Committee of the Board of Directors Christopher J. Hubbert

Exhibit A
Critical Accounting Policies and Estimates
Our discussion and analysis of our financial condition and results of operation are based upon consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities, if any, at the date of the financial statements. We analyze our estimates, including those related to regulatory assets and liabilities, derivative contracts, income taxes and contingencies and litigation. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. See a complete list of significant accounting policies in Note 1 of the notes to the consolidated financial statements included herein.
Regulatory Accounting
Our accounting policies historically reflect the effects of the rate-making process in accordance with Statements of Financial Accounting Standards (SFAS) No. 71 “Accounting for the Effects of Certain Types of Regulation” (SFAS No. 71). Our regulated natural gas segment continues to be cost-of-service rate regulated, and we believe the application of SFAS No. 71 to that segment continues to be appropriate. We must reaffirm this conclusion at each balance sheet date. If, as a result of a change in circumstances, we determine that the regulated natural gas segment no longer meets the criteria of regulatory accounting under SFAS No. 71, that segment will have to discontinue regulatory accounting and write off the respective regulatory assets and liabilities. Such a write-off could have a material impact on our consolidated financial statements.
The application of SFAS No. 71 results in recording regulatory assets and liabilities. Regulatory assets represent the deferral of incurred costs that are probable of future recovery in customer rates. In some cases, we record regulatory assets before we have received approval for recovery from the state regulatory agencies. We must use judgment to conclude that costs deferred as regulatory assets are probable of future recovery. We base this conclusion on certain factors, including changes in the regulatory environment, recent rate orders issued by regulatory agencies, and the status of any potential new legislation. Regulatory liabilities represent revenues received from customers to fund expected costs that have not yet been incurred or for probable future refunds to customers.
We use our best judgment when recording regulatory assets and liabilities. Regulatory commissions, however, can reach different conclusions about the recovery of costs, and those conclusions could have a material impact on our consolidated financial statements. We believe it is probable that we will recover the regulatory assets that have been recorded.
Our natural gas segment contains regulated utility businesses in the states of Montana, Wyoming, Maine and North Carolina and the regulation varies from state to state. If future

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recovery of costs, in any such jurisdiction, ceases to be probable, we would be required to charge these assets to current earnings. However, there are no current or expected proposals or changes in the regulatory environment that impact the probability of future recovery of these assets. In addition, deregulation would be a change that occurs over time, due to legal processes and procedures, which could moderate the impact to our consolidated financial statements.
Unbilled Revenues and Gas Costs
We estimate the gas service that has been rendered from the latest date of each meter reading cycle to the month end. This estimate of unbilled usage is based on projected base load usage for each day unbilled plus projected weather sensitive usage for each degree day during the unbilled period. Unbilled revenues and gas costs are calculated from the estimate of unbilled usage multiplied by the rates in effect at month end. Each month the estimated unbilled revenue amounts are recorded as revenue and a receivable, and the prior month’s estimate is reversed. Likewise, the associated gas costs are recorded as cost of revenue and a payable and the prior month’s estimate is reversed. Actual price and usage patterns may vary from these assumptions and may impact revenues recognized and costs recorded.
Recoverable/Refundable Costs of Gas and Propane Purchases
We account for purchased gas costs in accordance with procedures authorized by the state regulatory agencies, under which purchased gas costs that are different from those provided for in present rates are accumulated and recovered or credited through future rate changes.
Fair Value of Financial Instruments
Our financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, and bank borrowings. The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the highly liquid nature of these short-term instruments. The fair values of the bank borrowings approximate the carrying amounts as of June 30, 2008 and 2007, and were determined based upon variable interest rates currently available to us for borrowings with similar terms.
Deferred Tax Asset and Income Tax Accruals
Judgment, uncertainty, and estimates are a significant aspect of the income tax accrual process that accounts for the effects of current and deferred income taxes. Uncertainty associated with the application of tax statutes and regulations and the outcomes of tax audits and appeals require that judgment and estimates be made in the accrual process and in the calculation of effective tax rates.
Effective tax rates (ETR) are also highly impacted by assumptions. ETR calculations are revised every quarter based on best available year-end tax assumptions (income levels, deductions, credits, etc.) by legal entity; adjusted in the following year after returns are filed, with the tax accrual estimates being trued-up to the actual amounts claimed on the tax returns; and further adjusted after examinations by taxing authorities have been completed.
In accordance with the interim reporting rules under Accounting Principles Board 28, a tax expense or benefit is recorded every quarter to adjust our tax expense to the estimated annual effective rate.

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We have a net deferred tax asset of $11.6 million. The net deferred tax asset is the result of our recent acquisitions of Frontier Natural Gas and Bangor Gas Company. We may continue to depreciate approximately $79.0 million of their capital assets using the useful lives and rates employed by those companies, resulting in a potential future federal and state income tax benefit of approximately $17.2 million over the 24-year period using applicable federal and state income tax rates. Under Internal Revenue Code Section 382, our ability to recognize tax deductions as a result of this tax benefit will be limited during the first five years following the acquisitions.
Following SFAS No. 109, our balance sheet at December 31, 2007 reflects a gross deferred tax asset of approximately $17.2 million, offset by a valuation allowance of approximately $5.6 million, resulting in a net deferred tax asset associated with the acquisition of approximately $11.6 million. The excess of the net deferred tax assets received in the transactions over their respective purchase prices has been reflected as an extraordinary gain of approximately $6.8 million on our income statement for the twelve months ended June 30, 2008 in accordance with the provisions of SFAS No. 141.
We cannot guarantee that we will be able to generate sufficient future taxable income to realize the $11.6 million net deferred tax asset over the next 24 years. Management will reevaluate the valuation allowance each year on completion of updated estimates of taxable income for future periods, and will further reduce the deferred tax asset by the new valuation allowance if, based on the weight of available evidence, it is more likely than not that we will not realize some portion or all of the deferred tax assets. If the estimates indicate that we are unable to use all or a portion of the net deferred tax asset balance, we will record and charge a greater valuation allowance to income tax expense.
Failure to achieve projected levels of profitability could lead to a write-down in the deferred tax asset if the recovery period becomes uncertain or longer than expected and could also lead to the expiration of the deferred tax asset between now and 2032, either of which would adversely affect our operating results and financial position.

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